Computershare Trust Company of Canada

510 Burrard Street, 3rd floor

Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

April 21, 2006

Dear Sirs:

All Applicable Exchanges and Commissions

Subject:

EMGOLD MINING CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.

Meeting Type

: Annual General Meeting

2.

CUSIP/Class of Security entitled to receive notification

: 290928100/CA2909281008/COMMON

3.

CUSIP/Class of Security entitled to vote

: 290928100/CA2909281008/COMMON

4.

Record Date for Notice

: 15 May 2006

5.

Record date for Voting

: 15 May 2006

6.

Beneficial Ownership determination date

: 15 May 2006

7.

Meeting Date

: 22 Jun 2006

8.

Meeting Location

: Vancouver, BC

Yours Truly

Linda Kelly

Meeting Specialist

Computershare Investor Services Inc.

3rd Floor, 510 Burrard Street

Vancouver, B.C. V6C 3B9

Tel: 604.661.9400 Ext 4083

Fax: 604.661.9401